SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 14)

Selectica, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
816288203
(CUSIP Number)
Lloyd I. Miller, III, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 5, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 11 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	816288203	13D/A14	Page 2 of 11

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,164,449
	8	SHARED VOTING POWER
161,674
	9	SOLE DISPOSITIVE POWER
3,164,449
	10	SHARED DISPOSITIVE POWER
161,674

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,326,123*

* The shares reported herein consist of (i) 2,389,105 shares of common stock, (ii) Series A Warrants to purchase 113,595 shares of common stock at an exercise price of $7.75 per share, (iii) Warrants to purchase 297,109 shares of common stock at an exercise price of $7.00 per share and (iv) $3 million Junior Secured Convertible Promissory Notes convertible into 526,314 shares of common stock at a conversion price of $5.70.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.8%[1]

14	TYPE OF REPORTING PERSON*
OO

1 The percentages reported in this Schedule 13D/A are based upon 10,151,101 outstanding shares of common stock (as described in Item 5 hereof).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This constitutes Amendment No. 14 to the statement on Schedule 13D (the “Amendment No. 14”) filed on behalf of Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”), dated and filed December 1, 2009 (the “Statement”), relating to the common stock, $0.0001 par value per share (the “Shares”), of Selectica, Inc. (the “Company”). The Company’s principal executive office is located at 2121 South El Camino Real, 10th Floor, San Mateo, CA 94403. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-4 (“Trust A-4”). Trust A-4 and Trust D were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller is the investment advisor to the trustee of Trust D. Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, one of which is Trust A-4. Trust A-4 was further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to Trust A-4. All of the Shares purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the Shares purchased by Trust A-4 was approximately $6,560,469.00. All of the Shares purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the Shares purchased by Trust D was approximately $8,334.00.

Mr. Miller is the manager of Milfam LLC which is the general partner of (i) Milfam I L.P. (“Milfam I”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P., dated December 11, 1996, and (ii) Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996.

Milfam I: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the Shares purchased by Milfam I was approximately $749,998.00.

Milfam II: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was approximately $7,924,432.00.

Pursuant to an Irrevocable Trust Agreement MILGRAT (D10) (“MILGRAT (D10)”), dated as of July 28, 2014, Mr. Miller was named as the trustee to MILGRAT (D10). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (D10) were contributed to MILGRAT (D10) by its grantor, Catherine C. Miller.

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Pursuant to an Irrevocable Trust Agreement MILGRAT (K10) (“MILGRAT (K10)”), dated as of February 12, 2015, Mr. Miller was named as the trustee to MILGRAT (K10). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (K10) were contributed to MILGRAT (K10) by its grantor, Catherine C. Miller.

Mr. Miller is an authorized person with respect to Shares held in a Custodian Managed Account established pursuant to a certain PNC Advisors Custody Agreement dated as of November 12, 2009 (“the Custody Account”). All of the Shares held by the Custody Account were purchased with funds generated and held by the Custody Account. The aggregate purchase price for the shares of Common Stock purchased by the Custody Account was approximately $749,998.00.

All of the Shares purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller on his own behalf was approximately $1,000,000.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and may reflect certain cost basis adjustments.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

As previously reported, Mr. Miller believes that it would be in his best interests, and those of other shareholders, to attempt to influence the governance and business strategies of the Company. Based on Mr. Miller’s evaluation of the Company’s financial performance, Mr. Miller determined that he may seek to contact the Company’s Board of Directors or management from time to time in order to engage in discussions regarding governance and enhancing shareholder value.

As previously reported, Mr. Miller had indicated to the Company an interest in acquiring additional Shares without becoming an "Acquiring Person" within the meaning of the Amended and Restated Rights Agreement between Selectica and Wells Fargo Bank, N.A., as Rights Agent, dated January 2, 2009, as amended (the "Rights Agreement"). As reported by the Company, the Review Committee of the Company’s Board of Directors granted an exemption under the Rights Agreement to three stockholders, including Mr. Miller and his affiliates, so that each may acquire beneficial ownership of additional Shares, subject to certain conditions and limitations. Mr. Miller determined to seek to acquire up to 20% of the Company’s outstanding Shares, and entered into a voting agreement with the Company on May 6, 2010 (the “Voting Agreement”) so that any such Shares in excess of 15% would be voted to mirror the votes (pro and con) of all stockholders not subject to such a voting agreement. Such voting agreement provides that any such purchases in excess of 15% must be made on or prior to November 1, 2010. This description of the Voting Agreement is qualified in its entirety by the Voting Agreement filed as Exhibit 99.1 to Amendment No. 2 to the Statement, which is incorporated herein by reference. On December 20, 2011, the Independent Committee of the Company’s Board of Directors determined to grant Mr. Miller a limited exemption from the Rights Agreement for purchases of up to an additional 3% of the Shares. As a result, Mr. Miller was able to acquire up to 23.4% of the Company’s outstanding Shares without becoming an “Acquiring Person” within the meaning of the Rights Agreement.

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As previously reported, Mr. Miller had indicated to the Company an interest in acquiring additional Shares without becoming an “Acquiring Person” within the meaning of the Rights Agreement. On December 17, 2012, the Independent Committee of the Company’s Board of Directors determined to grant Mr. Miller a limited exemption from the Rights Agreement for purchases of up to an additional 2% of the Shares. As a result, Mr. Miller may acquire up to 25.2% of the Company’s outstanding Shares without becoming an “Acquiring Person” within the meaning of the Rights Agreement.

As previously reported, Trust C, of which Milfam LLC was appointed advisor (“Trust C”), Trust A-4 and Milfam II entered into a purchase agreement with the Company and other investors, dated as of May 31, 2013 (the “2013 Purchase Agreement”) and a registration rights agreement, dated as of May 31, 2013 (the “2013 Reg Rights Agreement”), and, in connection therewith, received in the aggregate (i) 162,145 Shares (the “Stock”), (ii) 65,047 shares of the Company’s Series C Convertible Preferred Stock (the “Series C Preferred Stock”), par value $0.0001 per share, convertible into Shares at a conversion price of $7.00 per Preferred Share, and (iii) Series A warrant to purchase 113,595 Shares (the “Series A Warrant”) at an exercise price of $8.75 per share (subsequently amended to $7.75 per share under the Warrant Amendment (defined below)), which became exercisable on December 1, 2013 (all of the foregoing, the “2013 Private Placement”). The form of 2013 Purchase Agreement and form of 2013 Reg Rights Agreement were filed as Exhibit 10.1 and 10.3, respectively, to the 8-K/A filed by the Company on June 4, 2013 (the “May 31, 2013 8-K/A”) and are incorporated herein by reference. With respect to the Series C Preferred Stock and Series A Warrant, the Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock (“Series C_Designation Certificate”) and Form of Series A Warrant to Purchase Common Stock, dated as of May 31, 2013 (“Series A Warrant”) were filed as Exhibits 3.1 and 10.4, respectively to the May 31, 2013 8-K/A and are incorporated herein by reference.

In connection with the foregoing, Trust D, Trust A-4, Trust C and Milfam II entered into that certain voting agreement, dated as of May 31, 2013 (the “June Voting Agreement”) with the Company and other stockholders set forth therein, whereby they agreed to vote in favor of the financing at the next annual stockholders meeting. The form of June Voting Agreement was filed as Exhibit 10.6 to the 8-K/A and is incorporated herein by reference.

As previously reported, on October 10, 2013, a material change occurred in the percentage of the Shares beneficially owned by the Reporting Person. The material change in the percentage of Shares owned by the Reporting Person was a result of (i) the automatic conversion of the Series C Preferred Stock into Shares upon shareholder approval at the stockholders meeting on September 10, 2013, and (ii) the Series A Warrants being within sixty days of the exercise date, both of which are Exempt Transactions (as defined in the Rights Agreement) for purposes of the Rights Agreement.

The Reporting Person also reported that it entered into that certain Amendment to Series A Warrants, dated as of September 4, 2013 among the Company and the holders of warrants, which was filed as Exhibit 10.1 to the Form 8-K and incorporated herein by reference, which revised the exercise price of the Series A Warrants from $8.75 per share to $7.75 per share.

As previously reported, Trust C, Trust A-4 and Milfam II entered into a purchase agreement with the Company and other investors, dated as of January 24, 2014 (the “2014 Purchase Agreement”) and a registration rights agreement, dated as of January 24, 2014 (the “2014 Reg Rights Agreement”), and, in connection therewith, received in the aggregate (i) 169,299 Shares (the “2014 Stock”), (ii) 15,046.9 of the Company’s Series D Convertible Preferred Stock (the “Series D Preferred Stock”), par value $0.0001 per share, convertible into Shares at a conversion price of $6.00 per Preferred Share, and (iii) warrant to purchase 159,884 Shares (the “2014 Warrant”) at an exercise price of $7.00 per share, which will become exercisable on July 24, 2014 (all of the foregoing, the “2014 Private Placement”). The form of Purchase Agreement and form of Reg Rights Agreement were filed as Exhibit 10.1 and 10.2, respectively, to the 8-K/A filed by the Company on January 27, 2014 (the “January 27, 2014 8-K/A”) and are incorporated herein by reference. With respect to the Series D Preferred Stock and Warrant, the Certificate of Designations, Preferences and Rights of Series D Convertible Preferred Stock (“Series D_Designation Certificate”) and Form of Warrant to Purchase Common Stock, dated as of January 24, 2014 (“2014 Form Warrant”) were filed as Exhibits 3.1 and 10.3, respectively to the January 27, 2014 8-K/A and are incorporated herein by reference.

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In connection with the foregoing, Trust D, Trust A-4, Trust C and Milfam II entered into that certain voting agreement, dated as of January 24, 2014 (the “January Voting Agreement”) with the Company and other stockholders set forth therein, whereby they agreed to vote in favor of the financing at the next annual stockholders meeting. The form of January Voting Agreement was filed as Exhibit 10.4 to the January 27, 2014 8-K/A and is incorporated herein by reference.

As previously reported, on June 2, 2014, a material change occurred in the percentage of the Shares beneficially owned by the Reporting Person. The material change in the percentage of Shares owned by the Reporting Person was a result of (i) the automatic conversion of the Series D Preferred Stock into Shares upon shareholder approval at the stockholders meeting on April 10, 2014, and (ii) the Warrant being within sixty days of the exercise date, both of which are Exempt Transactions (as defined in the Rights Agreement) for purposes of the Rights Agreement.

As previously reported, Trust C, Trust A-4 and Milfam II entered into a purchase agreement with the Company and other investors, dated as of June 5, 2014 (the “June 2014 Purchase Agreement”) and a registration rights agreement, dated as of June 5, 2014 (the “June 2014 Reg Rights Agreement”), and, in connection therewith, agreed to purchase, subject to certain closing conditions, an aggregate of (i) 54,890.7 of the Company’s Series E Convertible Preferred Stock (the “Series E Preferred Stock”), par value $0.0001 per share, convertible into Shares at a conversion price of $6.00 per Preferred Share, and (ii) a warrant initially exercisable for 137,225 Shares (the “June 2014 Warrant”). The exercise price of the June 2014 Warrant is $7.00 per share. For further information about this transaction, reference is made to the Form 8-K filed by the Company on June 5, 2014 (the “June 5, 2014 8-K”) and the 8-K/A filed by the Company on June 11, 2014 (the “June 11, 2014 8-K/A”). The form of June 2014 Purchase Agreement and form of June 2014 Reg Rights Agreement were filed as Exhibit 10.2 and 10.3, respectively, to the June 11, 2014 8-K/A and are incorporated herein by reference. With respect to the Series E Preferred Stock and June 2014 Warrant, the Certificate of Designations, Preferences and Rights of Series E Convertible Preferred Stock (“Series E Designation Certificate”) and Warrant to Purchase Common Stock (“June 2014 Form Warrant”) were filed as Exhibits 3.1 and 10.4, respectively to the June 11, 2014 8-K/A and are incorporated herein by reference.

In connection with the foregoing, Trust D, Trust A-4, Trust C and Milfam II entered into that certain voting agreement, dated as of June 5, 2014 (the “June 2014 Voting Agreement”) with the Company and other stockholders set forth therein, whereby they agreed to vote in favor of the financing described above at the next annual stockholders meeting. The form of June 2014 Voting Agreement was filed as Exhibit 10.5 to the June 11, 2014 8-K/A and is incorporated herein by reference.

As previously reported, Trust C, Milfam I, Milfam II, and a certain custody account over which Mr. Miller shares investment and dispositive power with a family member (“Custody Account”) entered into a purchase agreement with the Company and other investors, dated as of February 6, 2015 (the “February 2015 Purchase Agreement”) and a registration rights agreement, dated as of February 6, 2015 (the “February 2015 Reg Rights Agreement”), and, in connection therewith, agreed to purchase, subject to certain closing conditions, an aggregate of (i) 63,829.60 of the Company’s Series F Convertible Preferred Stock (the “Series F Preferred Stock”), par value $0.0001 per share, convertible into Shares at a conversion price of $4.70 per Preferred Share, and (ii) a warrant exercisable six months following the date of issuance, February 6, 2015, for 319,148 Shares (the “February 2015 Warrant”). The exercise price of the February 2015 Warrant is $6.00 per share. For further information about this transaction, reference is made to the Form 8-K filed by the Company on February 9, 2015 (the “February 9, 2015 8-K”). The form of February 2015 Purchase Agreement and form of February 2015 Reg Rights Agreement were filed as Exhibit 10.1 and 10.3, respectively, to the February 9, 2015 8-K and are incorporated herein by reference. With respect to the Series F Preferred Stock and February 2015 Warrant, the Certificate of Designations, Preferences and Rights of Series F Convertible Preferred Stock (“Series F Designation Certificate”) and Warrant to Purchase Common Stock (“February 2015 Form Warrant”) were filed as Exhibits 3.1 and 10.4, respectively to the February 6, 2015 8-K and are incorporated herein by reference.

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In connection with the foregoing, Trust D, Trust A-4, Trust C and Milfam II entered into that certain voting agreement, dated as of February 6, 2015 (the “February 2015 Voting Agreement”) with the Company and other stockholders set forth therein, whereby they agreed to vote in favor of the financing described above at the next stockholders meeting. The form of February 2015 Voting Agreement was filed as Exhibit 10.6 to the February 9, 2015 8-K and is incorporated herein by reference.

In addition, on February 9, 2015, the Company entered into a binding term sheet (the “Note Term Sheet”) with Mr. Miller, Milfam II, and Trust A-4, (the “Purchasers”), pursuant to which the Company agreed to issue and the Purchasers agreed to purchase, junior secured convertible promissory notes (the “Convertible Notes”) in the aggregate principal amount of $3 million, subject to the negotiation and execution of definitive agreements. The Convertible Notes may be converted into shares of Common Stock at the sole option of the Purchasers at a conversion price of $5.70. The Note Term Sheet was filed as Exhibit 10.7 to the February 9, 2015 8-K and is incorporated herein by reference.

In connection with the financing under the February 2015 Purchase Agreement and Note Term Sheet described above, the Board of Directors provided an exemption for the financing such that the issuance will not trigger the provisions of the Rights Agreement.

As previously reported, the Company entered into a Junior Secured Convertible Note Purchase Agreement (the “Junior Secured Convertible Note Purchase Agreement”) with Mr. Miller, Milfam II and Trust A-4 (collectively the “Investors”), pursuant to which the Company issued and sold the Convertible Notes in the aggregate principal amount of $3 million to the Investors. After stockholder approval, the Convertible Notes may be converted into shares of Common Stock at the sole option of the Purchasers at a conversion price of $5.70. The Purchase Agreement was filed as Exhibit 10.5 to the 8-K filed by the Company on March 16, 2015, and is incorporated herein by reference.

This Amendment No. 14 is being filed to report that, since the filing of the Amendment No. 13 to the Statement on Schedule 13D, a material change occurred in the percentage of the Shares beneficially owned by the Reporting Person. The material change in the percentage of Shares owned by the Reporting Person was a result of (i) the automatic conversion of the Series F Preferred Stock into Shares upon shareholder approval at the stockholders meeting on May 5, 2015 (the “May 5th Meeting”), and (ii) the approval at the May 5th Meeting of the option to convert the Convertible Notes into Shares.

Except as described above in this Item 4 and herein, Mr. Miller does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that the Mr. Miller may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Miller may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

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Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller may be deemed to beneficially own 3,326,123 Shares, which is equal to approximately 32.8% of the 10,151,101 outstanding Shares. As of the date hereof, 954,061 of such beneficially owned Shares are owned of record by Trust A-4 (includes (i) a Series A Warrant to purchase 40,894 Shares, (ii) a warrant to purchase 57,558 Shares, (iii) a warrant to purchase 49,401 Shares, and (iv) $1MM Junior Secured Convertible Note convertible into 175,438 Shares), 216,085 of such beneficially owned Shares are owned of record by Milgrat (D10) (includes (i) a Series A Warrant to purchase 11,359 Shares, (ii) a warrant to purchase 15,988 Shares, and (iii) a warrant to purchase 13,722 Shares), 2,100 of such beneficially owned Shares are owned of record by Trust D, 159,574 of such beneficially owned Shares are owned of record by Milfam I, 159,574 of such beneficially owned Shares are owned of record by the Custody Account, 1,499,717 of such beneficially owned Shares are owned of record by Milfam II (includes (i) a Series A Warrant to purchase 61,342 Shares, (ii) a warrant to purchase 86,338 Shares, (iii) a warrant to purchase 74,102 Shares, and (iv) $1MM Junior Secured Convertible Note convertible into 175,438 Shares), 159,574 of such beneficially owned Shares are owned of record by Milgrat (K10), 175,438 of such beneficially owned by Mr. Miller directly (consists of $1MM Junior Secured Convertible Note convertible into 175,438 Shares).

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 10,151,101 outstanding Shares referenced above is the total of the following amounts: (i) 9,214,083 outstanding Shares as confirmed by the Company’s counsel via e-mail on May 7, 2015, (ii) Series A warrant to purchase 113,595 Shares at an exercise price of $7.75 per share, (iii) warrant to purchase 297,109 Shares at an exercise price of $7.00 per share, and (iv) $3MM Junior Secured Convertible Notes convertible into 526,314 Shares.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all Shares held of record by Trust A-4, Milfam I, Milfam II, Milgrat (D10), Milgrat (K10) and Mr. Miller directly. Mr. Miller may be deemed to have shared voting and dispositive power for all Shares held of record by Trust D and the Custody Account.

(c) The following table details the transactions effected by Mr. Miller since the filing of Amendment No. 13.

	Milfam I
Date of Transaction	Number of Shares Purchased	Price Per Share
May 5, 2015	159,574	$4.70*

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Milgrat (K10)
Date of Transaction	Number of Shares Purchased	Price Per Share
May 5, 2015	159,574**	$4.70*

	Custody Account
Date of Transaction	Number of Shares Purchased	Price Per Share
May 5, 2015	159,574	$4.70*

	Milfam II
Date of Transaction	Number of Shares Purchased	Price Per Share
May 5, 2015	159,574	$4.70*
May 5, 2015	175,438	$5.70***

	Trust A-4
Date of Transaction	Number of Shares Purchased	Price Per Share
May 5, 2015	175,438	$5.70***

	Lloyd I. Miller, III
Date of Transaction	Number of Shares Purchased	Price Per Share
May 5, 2015	175,438	$5.70***

*Series F Preferred Stock was converted to Shares upon approval by the shareholders at the May 5th Meeting.

**On March 20, 2015 Trust C transferred 15,957.40 Series F Preferred Stock to Milgrat (K10).

***$1MM Junior Secured Convertible Note which is convertible into Shares in accordance with the approval of the shareholders at the May 5th Meeting.

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is amended and restated in its entirety as follows:

Item 4 of this Schedule 13D/A is incorporated herein by reference.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2015

By: /s/ Lloyd I. Miller, III

Lloyd I. Miller, III

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